UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________

SCHEDULE 13D/A
(Amendment No. 9)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

MERISEL, INC.
(Name of issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of class of securities)

589849108
(CUSIP number)

Robert Keppler
Saints Capital Granite, L.P.
475 Sansome Street, Suite 1850
San Francisco, CA 94111
            (415) 773-2080
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

July 31, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

_______________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589849108	13D/A	Page 2 of 5 pages

1.	NAMES OF REPORTING PERSONS

Saints Capital Granite, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0*
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0%
14.	TYPE OF REPORTING PERSON

PN

*           See Item 5 for more information.

CUSIP No. 589849108	13D/A	Page 3 of 5 pages

1.	NAMES OF REPORTING PERSONS

Saints Capital Granite, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0*
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0%
14.	TYPE OF REPORTING PERSON

OO

*           See Item 5 for more information.

CUSIP No. 589849108	13D/A	Page 4 of 5 pages

This Amendment No. 9 (this “Amendment”) to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, filed on May 20, 2011, as amended by Amendment No. 1 thereto, filed on December 28, 2011, by Amendment No. 2 thereto, filed on February 9, 2012, by Amendment No. 3 thereto, filed on October 16, 2012, by Amendment 4 thereto, filed on December 10, 2012, by Amendment No. 5 thereto, filed on March 21, 2013, by Amendment No. 6 thereto, filed on April 12, 2013, by Amendment No. 7 thereto, filed on April 22, 2013, and by by Amendment No. 8 thereto, filed on June 14, 2013 (as amended, the “Amended Schedule 13D”) with respect to the common stock, $0.01 par value per share (the “Public Common Stock”), of Merisel, Inc., a Delaware corporation (“Merisel”), which has its principal executive offices at 132 West 31st Street, 5th Floor, New York, New York 10001. Defined terms used in this Amendment but not otherwise defined herein shall have the meanings ascribed to them in the Amended Schedule 13D.

Saints Capital Granite, L.P. (“SCGLP”) and Saints Capital Granite, LLC are sometimes collectively referred to herein as the “Reporting Persons.”

Item 4.     Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended to add the following information:

Effective July 26, 2013, SCGLP contributed all of its shares of Public Common Stock to Merisel Saints Newco, Inc. (“Newco”), making Newco the holder of approximately 91% of the outstanding shares of Public Common Stock.

On July 31, 2013, Newco merged with and into Merisel in a short-form merger under Section 253 of the Delaware General Corporation Law, with Merisel as the surviving corporation in the merger.

In connection with the merger, each share of Public Common Stock (other than shares held by Newco and shares with respect to which appraisal rights have been properly exercised and not withdrawn or lost) was cancelled and (other than shares held in treasury) automatically converted into the right to receive $0.17 in cash, without interest. Each share of Public Common Stock held by Newco was cancelled, and each of the 100 shares of Newco common stock held by the SCGLP was converted into 225,000 shares of common stock in the surviving corporation. The shares of redeemable Series A Preferred Stock of Merisel remain outstanding.

On July 31, 2013, Merisel filed a Form 15 to terminate its reporting obligations under the Securities Exchange Act of 1934.

Item 5.     Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Amended Schedule 13D are hereby amended and restated in their entirety as follows:

As a result of the short-form merger described herein, as of July 31, 2013, the Reporting Persons beneficially own no shares of Public Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 to Schedule 13D is true, complete and correct.

Date:  August 1, 2013

SAINTS CAPITAL GRANITE, L.P.

By: SAINTS CAPITAL GRANITE, LLC,
a Delaware limited liability company, its general partner

By: /s/ Kenneth B. Sawyer
Name: Kenneth B. Sawyer
Title: Managing Member

SAINTS CAPITAL GRANITE, LLC,
a Delaware limited liability company

By: /s/ Kenneth B. Sawyer
Name: Kenneth B. Sawyer
Title: Managing Member